UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69161

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Drivewealth, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

15 Exchange Place, Suite 1010
(No. and Street)

Jersey City (City) NJ (State) 07302 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patrick Guerin (Name) (845) 642-2974 (Area Code – Telephone Number) pguerin@drivewealth.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Raich Ende Malter & Co. LLP
(Name – if individual, state last, first, and middle name)

1375 Broadway (Address) New York (City) NY (State) 10018 (Zip Code)

06/23/2004 (Date of Registration with PCAOB)(if applicable) 50 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Dugan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Drivewealth, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

[signature]

Notary Public

ZACHARY MURRAY
Notary Public - State of New Jersey
My Commission Expires May 14, 2024

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DRIVEWEALTH, LLC

Statement of Financial Condition

As of December 31, 2021

DRIVEWEALTH, LLC
STATEMENT OF FINANCIAL CONDITION
INDEX
AS OF DECEMBER 31, 2021

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
DriveWealth, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of DriveWealth, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of DriveWealth, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of DriveWealth, LLC's management. Our responsibility is to express an opinion on DriveWealth, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to DriveWealth, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as DriveWealth, LLC's auditor since 2021.
New York, New York
March 15, 2022

DRIVEWEALTH, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS		
Cash	$	140,518,271
Cash Segregated under Federal and Other Regulations		9,030,027
Securities Owned, at Fair Value		654,810
Receivable from Brokers and Dealers		2,607,779
Receivable from Customers		3,326,466
Receivable from Others		4,004,316
Receivable from Affiliates		3,322,082
Clearing Deposits		14,832,853
Investments in fractional shares held by customers		508,569,431
Other Assets		644,437
Total Assets	$	687,510,472
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Payable to Broker and Dealers - PAB security account	$	3,030,027
Payable to Customers		4,666,537
Payable to Broker and Dealers		422,544
Accounts Payable and Accrued Expenses		4,447,665
Repurchase obligation for investments held by customers		508,569,431
		521,136,204
Member's Equity		166,374,268
Total Liabilities and Member's Equity	$	687,510,472

See accompanying Notes to the Statement of Financial Condition

1. Nature of Operations and Summary of Significant Accounting Policies

1.1 Nature of Operations

DriveWealth, LLC ("DriveWealth" or the "Company") was formed in New Jersey in 2012 and is wholly owned by DriveWealth Holdings, Inc. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered with 53 U.S states and territories and is a member of the National Futures Association and is registered as an introducing broker with the Commodity Futures Trading Commission.

The Company operates as an agency business retailing corporate equity securities providing an API – driven brokerage infrastructure platform to allow the user customer base of correspondent broker-dealers and investment advisors to trade equity securities and exchange traded funds. DriveWealth is a self-clearing DTC Member but also clears its business on an omnibus basis with other clearing brokers including RBC Capital Markets, LLC; Wedbush Securities, Inc.; Axos Clearing, Inc.; and Velox Clearing, Inc. (the "Clearing Brokers"). The Company is subject to the provisions of SEC Rule 15c3-1 and SEC Rule 15c3-3. The Company is authorized to engage in the following business lines: (1) Broker or dealer retailing corporate equity securities over-the-counter (including after-hours trading); (2) Non-exchange member arranging for transactions in listed securities by exchange member; (3) the operation of an on-line system facilitating transactions in the above; (4) the receipt of fees related to foreign currency transactions; (5) fully-disclosed correspondent clearing and settlement services for U.S. and foreign registered introducing broker-dealers; (6) single consolidated margin and cash account clearing and settlement services for qualified intermediaries that are also foreign broker-dealers registered in their local jurisdiction; (7) facilitation of fractional shares trading on a principal basis; and (8) mutual fund retailer.

1.2 Basis of Presentation

The Statement of Financial Condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

1.3 Revenue Recognition and Order Execution

In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities and recorded as deferred income on the accompanying Statement of Financial Condition. The Company has no recorded contract liabilities as of January 1, 2021 and December 31, 2021.

1.4 Use of Estimates

The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

1. Nature of Operations and Summary of Significant Accounting Policies *(Continued)*

1.5 Cash, cash equivalents and Cash Segregated Under Federal and Other Regulations

In accordance with FINRA Customer Protection Rule 15c3-3, the Company calculates weekly, as of the close of the last business day of the week, and deposits no later than one hour after the opening of banking business on the second following business day, the PAB Reserve Requirement as well as the Special Reserve Requirement for the Exclusive Benefit of Customers.

The Company held no cash equivalents at December 31, 2021. We continually review the credit quality of our customers and have not experienced default. As a result, we do not have an expectation of credit losses for these arrangements. The Company considers highly liquid investments with a maturity of three months or less to be cash equivalents and “cash and segregated cash” consists of “cash” and “cash segregated under federal and other regulations”.

1.6 Income Taxes

The Company is not a taxpaying entity for Federal or State income tax purposes. The income or loss of the Company is reported on the Parent’s tax returns. Therefore, no provision or liability for income taxes is included in these financial statements. No formal tax sharing agreement exists between the Company and the Parent and the Company has no obligation to fund any liability of the Parent with its earnings. The Company is subject to taxation in local jurisdictions. As of December 31, 2021, the Company’s reporting of operations for tax years 2018, 2019 and 2020 are subject to examination by the tax authorities.

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2021. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company’s conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively.

2. Investments Measured at Fair Value on a Recurring Basis

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2021:

	Level 1	Level 2	Level 3	Total
Assets:				
Investments in fractional shares held by customers	$ 508,569,431	$ -	$ -	$ 508,569,431
Securities owned	654,810	-	-	654,810
	$ 509,224,241	$ -	$ -	$ 509,224,241
Liabilities:				
Repurchase obligation for investments held by customers	$ 508,569,431	$ -	$ -	$ 508,569,431
Other	-	-	-	-
	$ 508,569,431	$ -	$ -	$ 508,569,431

Securities owned and securities sold, not yet purchased, are valued at the last sales price on the date of determination or, if no sales occurred on such day, at the closing bid price if held long and the last closing asked price if held short. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by or under the direction of the Company in accordance with US GAAP.

3. Investment in Fractional Shares and repurchase obligation for investments held by customers

The Company facilitates end-user customers purchases and sales of equity securities on a notional or fractional basis on a real-time basis through its principal account at National Best Bid or Offer. Gains and losses from securities transactions are determined on the basis of identified cost. Fractional shares held by customers do not meet the criteria for derecognition under ASC 860 and are accounted for as a secured borrowing (repurchase obligation) with the underlying financial assets pledged as collateral. These financial assets are presented as investments in fractional shares held by customers and a corresponding repurchase obligation for investments held by customers. We have elected the fair value option to measure these financial assets and the corresponding repurchase obligation for investments. The fair value of these investments is determined by quoted prices in active markets.

4. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1(a)(1)(ii). It computes its net capital under the alternative method, which requires the Company to maintain a minimum net capital of the greater of 2% of aggregate debit items or $250,000 minimum net capital. At December 31, 2021, the Company has net capital of $156,179,020 which was $155,929,020 in excess of its required net capital of $250,000.

The Company is subject to Rule15c3-3 of the SEC which requires segregation of funds in a special reserve account for the exclusive benefit of customers as well as segregation of funds in a reserve account for the benefit of brokers and dealers (Rule 15c3-3). At December 31, 2021, the Company had segregated cash of $5,000,000 which was $3,281,625 in excess of the deposit requirement of $1,718,375. Further, the Company had segregated cash for the benefit of brokers and dealers of $4,030,027 which was $1,000,000 in excess of the deposit requirement of $3,030,027.

The Company maintains control of all fully paid customer securities by holding them in a special omnibus account at the Clearing Brokers. The Company has instructed the Clearing Brokers to maintain physical possession or control of all customer securities carried in the account free of any charge, lien or claim of any kind in favor of the Company or any persons claiming affiliation with the Company. The value of such assets is not included on the Company's Statement of Financial Condition.

5. Related Party Transactions

The Company has three agreements with related parties in place. Two are with affiliates under common control with the Company, DriveWealth Technologies, LLC, ("Technologies") and DriveWealth Institutional, LLC ("Institutional") and the other with the Company's parent, DriveWealth Holdings, Inc. ("Holdings" or the "Parent").

5. Related Party Transactions (continued)

Under a Service Level Agreement, the Company pays Technologies a monthly lease fee for the trading platform and app equal to $0.50 for each new live investing account opened by customers on the app during the month. In addition, the Company pays Technologies an on-going maintenance support fee of $0.20/month for each live investing account at the end of the preceding month. As of December 31, 2021, the payable under this arrangement is $388,159 and is included in accounts payable and accrued expenses on the Statement of Financial Condition. Under an Expense Sharing Agreement, Drivewealth Holdings incurs certain expenses (such as office facilities, supplies and other general overhead costs) on behalf of its wholly-owned subsidiaries, the Company and Technologies. Such costs are charged back to the Company and Technologies either on a specific identification basis, or 50/50 in cases where specific identification is not feasible. As of December 31, 2021, the receivable under this arrangement is $67,502 and is included in receivable from affiliates in the receivable from affiliates on the Statement of Financial Condition.

Under an Expense Sharing agreement with Holdings, the Company incurs expense for rent and utilities. The expense sharing agreement is short-term in nature and renews annually.

The Company earns income from DriveWealth Institutional for sale of order flow. As of December 31, 2021, the receivable under this arrangement from DriveWealth Institutional is $3,254,580 and is included in receivable from affiliates on the Statement of Financial Condition.

6. Receivable from and Payable to Brokers and Dealers

Amounts receivable from brokers and dealers represent clearing fees due the Company while amounts payable to broker-dealers and advisors represent clearing deposits held in a PAB Reserve account.

7. Receivable from and Payable to Customers

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

8. Receivables from Others

Amounts receivable from others primarily represent clearing fees due the Company from investment advisors.

9. Concentrations of Business Risk and Credit Risk and Uncertainties

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances which at times may be in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). It is the Company's policy to review, as necessary, the credit standing of its counterparties.

9. Concentrations of Business Risk and Credit Risk and Uncertainties (continued)

The Company's security transactions are cleared by the Clearing Brokers pursuant to their respective clearing agreement. The Company is subject to credit risk to the extent its Clearing Brokers are unable to fulfill contractual obligations on its behalf. The Company bears the risk of financial failure by its Clearing Brokers. Notwithstanding the foregoing, the Clearing Brokers as well as the Company, are members of the Securities Investor Protection Corporation ("SIPC"). SIPC protects the accounts of customers up to $500,000 for securities and cash (including a $250,000 limit for cash only).

As of December 31, 2021, the Company had a cash balance of $149,548,299 of which $147,152,802 was in excess of the FDIC limit of $250,000.

As of December 31, 2021, two investment advisors and three correspondent broker-dealers represented approximately 49% of outstanding receivables.

10. Deferred Compensation Plan

The Company maintains a 401(k) deferred compensation plan which covers substantially all full-time employees. Participants are permitted to contribute a portion of their gross earnings into the plan. Employer contributions are made on a discretionary basis.

11. Financial Instruments with Off Balance Sheet Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market prices. The Company maintains deposits of $12,982,853 with DTC/NSCC, as well as $1,850,000 with other Clearing Brokers to mitigate such losses. As of December 31, 2021, customer margin debits in the amount of $1,682,531 were directly financed by the Company.

12. Recently Issued Accounting Pronouncements

Credit Losses

The Company complies with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 26"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The Company's revenues including but not limited to, receivables related to clearing fees, order flow rebates and commissions are impacted by this guidance.

Revenue related receivables amounted to $9,938,561 and $4,630,213 as of December 31, 2021 and 2020, respectively.

13. Subsequent Events

Management has evaluated for disclosure the impact of all subsequent events through the issuance date of these financial statements. In February 2022, the Company's Continuing Member Application was approved authorizing it to engage in the following additional business lines: (1) Act as a clearing broker to permit customers of correspondent firms to purchase corporate debt securities; (2) Act as underwriter or selling group participant for initial public offerings; (3) Engage in private placements of securities; and (4) Act as options broker or dealer or options writer.